
07002665


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH, D.C.
213
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52833

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EAInvest Securities, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
104370
FIRM I.D. NO.

2420 Camino Ramon #208
(No. and Street)

San Ramon (City) CA (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janet Albers 925-328-4434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Nadine Lucas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAInvest Securities Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


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Alameda County
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Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

{x}(a) Facing Page.

{x}(b) Statement of Financial Condition.

{ }(c) Statement of Income (Loss).

{ }(d) Statement of Changes in Financial Condition.

{ }(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

{ }(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

{ }(g) Computation of Net Capital.

{ }(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

{ }(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

{ }(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

{ } (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

{x} (l) An Oath or Affirmation.

{ } (m) A copy of the SIPC Supplemental Report.

{x} (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAInvest Securities, Inc.

Statement of Financial Condition

December 31, 2006

with

Reports of Independent Auditors

This report is deemed a PUBLIC DOCUMENT in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934.

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Board of Directors
EAInvest Securities, Inc.

We have audited the accompanying statement of financial condition of EAInvest Securities, Inc., as of December 31, 2006. The statement of financial condition is the responsibility of the management of EAInvest Securities, Inc. Our responsibility is to express an opinion on the statement of financial condition, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of EAInvest Securities, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 12, 2007

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

EAInvest Securities, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Current assets	
Cash and cash equivalents	$ 81,229
Deposit with clearing broker	25,000
Receivable from clearing broker	18,526
Prepaid expenses and other current assets	18,082
Total current assets	142,837
Total assets	$ 142,837

Liabilities and Stockholder's Equity

Current liabilities	
Payable to clearing broker	$ 1,515
Accounts payable and accrued liabilities	486
Total current liabilities	2,001
Stockholder's equity	
Common stock, $.001 par value, 10,000,000 shares authorized, issued and outstanding	10,000
Additional paid in capital	1,016,683
Accumulated deficit	(885,847)
Total stockholder's equity	140,836
Total liabilities and stockholder's equity	$ 142,837

See accompanying notes

EAInvest Securities, Inc.
Notes to Statement of Financial Condition
December 31, 2006

Note 1 – Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying statement of financial condition includes the accounts of EAInvest Securities, Inc. (the "Company"). The Company is a wholly owned subsidiary of BenefitStreet, Inc.

The Company was incorporated in Delaware on July 31, 2000, and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD").

Nature of operations

The Company provides, through its website, tools and services for registered investment advisors. Through its clearing broker-dealer, the Company offers custodial services and an online brokerage platform, as well as a broad range of products available for investment advisors to use with their clients.

Basis of accounting

The statement of financial condition of the Company has been prepared under accounting principles generally accepted in the United States and reflect the following significant policies.

Revenue recognition

Commissions and fees are earned by the Company through the sale of equities, bonds and mutual funds and are recorded on an accrual basis. Commissions are earned from trading equities, bonds and mutual funds. 12b-1 fees and mutual fund distributions are earned based on custodied assets. Investment income is recorded as earned.

Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with a financial institution in checking and money market accounts, all available on demand.

EAInvest Securities, Inc.
Notes to Statement of Financial Condition
December 31, 2006

Note 1 – Basis of presentation and summary of significant accounting policies (continued)

Fair value of financial instruments

Substantially all assets and liabilities carried at historical cost or contract value approximate fair value due to their relative short-term nature.

Advertising costs

Costs incurred for producing and communicating advertising are expensed when incurred.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Transactions with parent company

The Company utilizes services and business facilities owned or leased by its parent company in conducting business activities. For the year ended December 31, 2006, the Company was charged a total of $184,300 as reimbursement for administrative, personnel and other support provided by the parent company.

Note 3 – Income taxes

The Company provides for income taxes for all transactions that have been recognized in the statement of financial condition, determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." As of December 31, 2006, the Company had a deferred tax asset that has been fully offset by a valuation allowance.

Note 3 – Income taxes (continued)

The deferred tax asset consists principally of a net operating loss carryforward of approximately $885,000. The carryforward expires from 2022 and 2026, if not utilized. Utilization of the loss carryforward is subject to annual limitation in the event of an ownership change, as defined in Internal Revenue Code Section 382. On October 22, 2002, an ownership change did occur. The annual limitation on the utilization of approximately $104,000 of the net operating loss carryforward has not yet been determined.

Note 4 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2006, the Company had net capital, as defined under the Rule, of $106,031 which exceeded the minimum requirement of $5,000 by $101,031. The Company's aggregate indebtedness, as defined under the Rule, was 2% of its net capital.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholders
EAInvest Securities, Inc.

We have audited the statement of financial condition of EAInvest Securities, Inc. at December 31, 2006, and have issued our report thereon dated February 12, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the statement of financial condition.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of EAInvest Securities, Inc., taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 12, 2007

END